Suncliff, Inc.

711 Court A, STE 204
Tacoma, WA 98402

_____

(833) 761-0007
www.suncliff.com
info@suncliff.com

Annual Report

For the period ending December 31, 2023 **(the "Reporting Period")**

Outstanding Shares

The number of shares outstanding of our Common Stock was: 1,283,196,675

1,283,196,675 as of December 31, 2023 *(Current Reporting Period Date or More Recent Date)*

1,247,233,596 as of December 31, 2022 *(Most Recent Completed Fiscal Year End)*

Shell Status

Indicate by check mark whether the company is a shell company (as defined in Rule 405 of the Securities Act of 1933, Rule 12b-2 of the Exchange Act of 1934 and Rule 15c2-11 of the Exchange Act of 1934):

Yes: ☐   No: ☒

Indicate by check mark whether the company's shell status has changed since the previous reporting period:

Yes: ☐   No: ☒

Change in Control

Indicate by check mark whether a Change in Control[4] of the company has occurred during this reporting period:

_____

[4] "Change in Control" shall mean any events resulting in:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becoming the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities;
(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets;
(iii) A change in the composition of the Board occurring within a two (2)-year period, as a result of which fewer than a majority of the directors are directors immediately prior to such change; or
(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

The accompanying notes are an integral part of these unaudited financial statements.

Yes: ☐   No: ☒

1) Name and address(es) of the issuer and its predecessors (if any)

In answering this item, provide the current name of the issuer and names used by predecessor entities, along with the dates of the name changes.

Current State and Date of Incorporation or Registration: <u>Colorado (7/21/1998)</u>
Standing in this jurisdiction: (e.g. active, default, inactive): Active – In Good Standing

Prior Incorporation Information for the issuer and any predecessors during the past five years:

State of Incorporation	Name of Corporation	Status of Corporation
Colorado Corporation	Suncliff, Inc	Active – Good Standing
Colorado Corporation	Greenlink International Inc.	
Colorado Corporation	E-Debit Global Corporation	

* On June 8th, 2023 the Company held a meeting of the shareholders and the shareholders approved the corporate action of changing the Company's name from Greenlink International, Inc to Suncliff, Inc. On March 27, 2024, FINRA completed it's review of the name change and ticker change corporate actions. With this acceptance of the corporate action by FINRA, the Company will begin using the Suncliff name for these filings.

<u>Historic Incorporation information for issuer since inception</u>

June 8, 2023 – Present *	Suncliff, Inc.
July 25, 2018 – June 8, 2023	Greenlink International Inc.
March 29, 2010 – July 25, 2018	E-Debit Global Corporation
May 3, 1999 - March 29, 2010	Westsphere Asset Corporation, Inc.
July 21, 1998 – May 3, 1999	Newslink Networks TDS, Inc.

Describe any trading suspension or halt orders issued by the SEC or FINRA concerning the issuer or its predecessors since inception:

<u>None</u>

List any stock split, dividend, recapitalization, merger, acquisition, spin-off, or reorganization either currently anticipated or that occurred within the past 12 months:

<u>None</u>

Address of the issuer's principal executive office:

<u>Suncliff, Inc</u>
<u>711 Court A, STE 204; Tacoma, WA 98402</u>
<u>Email: info@suncliff.com   Telephone: (833) 761-0007</u>

Address of the issuer's principal place of business:
☒ *Check if principal executive office and principal place of business are the same address:*

_____

The accompanying notes are an integral part of these unaudited financial statements.

Has the issuer or any of its predecessors been in bankruptcy, receivership, or any similar proceeding in the past five years?

No: ☒   Yes: ☐   If Yes, provide additional details below:

_____

2)   Security Information

Transfer Agent

Name: Mountain Share Transfer, LLC
Phone: (404) 474-3110
Email: esn@mountainsharetransfer.com
Address: 2030 Powers Ferry Rd. SE STE 212; Atlanta, GA 30339

Publicly Quoted or Traded Securities:

The goal of this section is to provide a clear understanding of the share information for its publicly quoted or traded equity securities. Use the fields below to provide the information, as applicable, for all outstanding classes of securities that are publicly traded/quoted.

Trading symbol: SCLF
Exact title and class of securities outstanding: Common Stock
CUSIP: 39537G 104
Par or stated value: No Par Value
Total shares authorized: 10,000,000,000   as of date: December 31, 2023
Total shares outstanding: 1,283,196,675   as of date: December 31, 2023
Total number of shareholders of record: 463   as of date: December 31, 2023

Please provide the above-referenced information for all other publicly quoted or traded securities of the issuer.

None – N/A

Other classes of authorized or outstanding equity securities that do not have a trading symbol:

The goal of this section is to provide a clear understanding of the share information for its other classes of authorized or outstanding equity securities (e.g., preferred shares that do not have a trading symbol). Use the fields below to provide the information, as applicable, for all other authorized or outstanding equity securities.

Exact title and class of the security: SCLF Preferred
Par or stated value: NA
Total shares authorized: 200,000,000   as of date: December 31, 2023
Total shares outstanding: 0   as of date: December 31, 2023

The accompanying notes are an integral part of these unaudited financial statements.

Total number of shareholders of record: <u>0</u>　　　　　　<u>as of date: December 31, 2023</u>

Please provide the above-referenced information for all other classes of authorized or outstanding equity securities.

――――

Security Description:

The goal of this section is to provide a clear understanding of the material rights and privileges of the securities issued by the company. Please provide the below information for each class of the company's equity securities, as applicable:

　1.　**For common equity, describe any dividend, voting and preemption rights.**

SCLF Common shares have no preemptive rights and cumulative voting in the election of Directors is not permitted. At the time of this disclosure no dividend or similar disbursement has been authorized.

　2.　**For preferred stock, describe the dividend, voting, conversion, and liquidation rights as well as redemption or sinking fund provisions.**

The Preferred shares have no par value and may be issued in series. The rights and preferences of this class of shares may be set by the Board of Directors prior to issuance. At the time of this filing no preferred shares are issued or outstanding and no preferences or rights have been granted.

　3.　**Describe any other material rights of common or preferred stockholders.**

<u>NONE</u>

　4.　**Describe any material modifications to rights of holders of the company's securities that have occurred over the reporting period covered by this report.**

<u>NONE</u>

3)　Issuance History

*The goal of this section is to provide disclosure with respect to each event that resulted in any changes to the total shares outstanding of any class of the issuer's securities **in the past two completed fiscal years and any subsequent interim period**.*

Disclosure under this item shall include, in chronological order, all offerings and issuances of securities, including debt convertible into equity securities, whether private or public, and all shares, or any other securities or options to acquire such securities, issued for services. Using the tabular format below, please describe these events.

A.　Changes to the Number of Outstanding Shares for the two most recently completed fiscal years and any subsequent period.

The accompanying notes are an integral part of these unaudited financial statements.

Indicate by check mark whether there were any changes to the number of outstanding shares within the past two completed fiscal years:

No: ☐   Yes: ☒ (If yes, you must complete the table below)

Shares Outstanding as of Second Most Recent Fiscal Year End: Opening Balance Date 12/31/20 Common: 1,115,549,331 Preferred: 0					*Right-click the rows below and select "Insert" to add rows as needed.				
Date of Transaction	Transaction type (e.g., new issuance, cancellation, shares returned to treasury)	Number of Shares Issued (or cancelled)	Class of Securities	Value of shares issued ($/per share) at Issuance	Were the shares issued at a discount to market price at the time of issuance? (Yes/No)	Individual/ Entity Shares were issued to. *You must disclose the control person(s) for any entities listed.	Reason for share issuance (e.g. for cash or debt conversion) - OR- Nature of Services Provided	Restricted or Unrestricted as of this filing.	Exemption or Registration Type.
2/4/21	New Issuance	1,000,000	Common	$0.015	No	Jerry Nermyr	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	2,000,000	Common	$0.015	No	Mary Diem	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	6,000,000	Common	$0.015	No	Eric Klein	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	No	Gregory Sheridan	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,350,000	Common	$0.015	No	Matt Brandin	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	4,000,000	Common	$0.015	Yes	William Basil	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	Yes	Stephen Smith	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	Yes	Bud Magnuson	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,666,667	Common	$0.015	Yes	Steven Blackmore	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	2,000,000	Common	$0.015	Yes	Kalen Wright	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	Yes	Robert Peterson	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	Yes	Jenn Herrenbruck	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	Yes	Serign Marong	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	Yes	Andrew Calkins	Stock Purchase	Unrestricted	Section 4(2)

The accompanying notes are an integral part of these unaudited financial statements.

2/4/21	New Issuance	2,000,000	Common	$0.015	Yes	Edwin Garcia	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	666,667	Common	$0.015	Yes	Kealan Smith	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	500,000	Common	$0.015	Yes	Jacob Williams	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	500,000	Common	$0.015	Yes	Justin Williams	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	160,000	Common	$0.015	Yes	Mogendra Naidoo	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	600,000	Common	$0.015	Yes	Porter Group, LLC – Cameron Fleury has voting / Investment control	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	3,000,000	Common	$0.015	Yes	Aaron Palmer	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	Yes	Tze Yi Cheng	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	Yes	Yu Han Peng	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	Yes	Chuen Ing Lai	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	Yes	Jhy Hong Lin	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	Yes	Shannon Feichter	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	820,000	Common	$0.015	Yes	Abe Curry	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	821,334	Common	$0.015	Yes	Jeremy Anderson	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	160,000	Common	$0.015	Yes	Colin Magnuson	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	2,015,000	Common	$0.015	Yes	Abe Curry	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,315,000	Common	$0.015	Yes	Blake Martens	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,333,334	Common	$0.015	No	Jaime Sifuentes	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,333,334	Common	$0.015	No	Roger Hanson	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	Yes	Justin Stumpf	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,000,000	Common	$0.015	Yes	Peter Loron	Stock Purchase	Unrestricted	Section 4(2)

The accompanying notes are an integral part of these unaudited financial statements.

2/4/21	New Issuance	670,000	Common	$0.015	Yes	Charles Kull	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	333,334	Common	$0.015	Yes	Richard Anderson	Stock Purchase	Unrestricted	Section 4(2)
2/4/21	New Issuance	3,536,489	Common	$0.015	Yes	Jeremy Anderson	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	2,156,000	Common	$0.015	Yes	Lisa Anderson	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	139,583	Common	$0.015	Yes	William Johns	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,438,956	Common	$0.015	Yes	Abe Curry	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,175,519	Common	$0.015	Yes	Abe Curry	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	3,419,532	Common	$0.015	Yes	Karen Gailbraith	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	2,854,645	Common	$0.015	Yes	Blake Martens	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,288,948	Common	$0.015	Yes	Matthew Martens	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,068,830	Common	$0.015	Yes	Brett Stumpf	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,274,074	Common	$0.015	Yes	Brett Stumpf	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	3,253,621	Common	$0.015	Yes	Brett Stumpf	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,295,179	Common	$0.015	Yes	Tom Ryan	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	4,134,338	Common	$0.015	Yes	Tom Ryan	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	3,216,964	Common	$0.015	Yes	Tom Ryan	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	3,030,075	Common	$0.015	Yes	Tom Ryan	Conversion	Unrestricted	Section 4(2)
2/4/21	New Issuance	1,953,768	Common	$0.015	Yes	Curtis Lew	Conversion	Unrestricted	Section 4(2)
3/14/22	New Issuance	5,325,000	Common	$0.012	Yes	Brandon Milton	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	484,817	Common	$0.022	Yes	Scott Smalling	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	484,817	Common	$0.022	Yes	Jay Smalling	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	1,212,041	Common	$0.022	Yes	Nelson Bercier	Conversion	Unrestricted	Section 4(2)

The accompanying notes are an integral part of these unaudited financial statements.

04/01/22	New Issuance	484,817	Common	$0.022	Yes	Lonnie Scheps	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	1,454,449	Common	$0.022	Yes	Jeffrey Bergman	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	727,225	Common	$0.022	Yes	Sean Bergman	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	484,817	Common	$0.022	Yes	James Robb	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	1,454,449	Common	$0.022	Yes	Arnold Hershbain	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	727,225	Common	$0.022	Yes	Doug Jacot	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	1,212,041	Common	$0.022	Yes	I.R. Specialty Foam Inc. – Scott Smalling and Ray Malone have voting / Investment control	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	484,817	Common	$0.022	Yes	Rick Vanderwoude	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	1,212,041	Common	$0.022	Yes	Johnathon Mace	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	1,212,041	Common	$0.022	Yes	Kishana Williams	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	2,415,764	Common	$0.022	Yes	Jason Llorin	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	1,220,233	Common	$0.022	Yes	Lewis Nevada Real Estate, LLC. Ray Malone has voting and investment control	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	964,809	Common	$0.022	Yes	Daniel Adam Brawer	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	964,809	Common	$0.022	Yes	Norman Wu	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	2,412,021	Common	$0.022	Yes	Marion Huer Lewis Trust – Anne Lewis has voting and Investment Control	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	1,206,011	Common	$0.022	Yes	Jessica Lynn Hernandez Trust – Marion L Hernandez has voting and Investment Control	Conversion	Unrestricted	Section 4(2)

The accompanying notes are an integral part of these unaudited financial statements.

04/01/22	New Issuance	2,412,021	Common	$0.022	Yes	Larry Ciarrocca	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	2,412,021	Common	$0.022	Yes	Mitch Willingham	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	1,212,041	Common	$0.022	Yes	Charlie Barokas	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	241,203	Common	$0.022	Yes	Kyle Muench	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	241,203	Common	$0.022	Yes	L. Brien Elvins	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	482,405	Common	$0.022	Yes	Tacoma Investment Group, LLC – Laurence Brien Elvins has voting / investment control	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	482,405	Common	$0.022	Yes	Eric Boles	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	1,061,289	Common	$0.022	Yes	Joanna Martens	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	723,607	Common	$0.022	Yes	Allison Morgan	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	2,029,860	Common	$0.022	Yes	Wayne Martens	Conversion	Unrestricted	Section 4(2)
04/01/22	New Issuance	1,760,775	Common	$0.022	Yes	Blake Martens	Conversion	Unrestricted	Section 4(2)
06/21/22	New Issuance	3,500,000	Common	$0.008	Yes	Eric Cameron	Private placement	Unrestricted	Section 4(2)
06/21/22	New Issuance	1,000,000	Common	$0.01	Yes	Eric Cameron	Private placement	Unrestricted	Section 4(2)
06/21/22	New Issuance	3,500,000	Common	$0.008	Yes	Eric Cameron	Private placement	Unrestricted	Section 4(2)
06/21/22	New Issuance	1,000,000	Common	$0.001	Yes	Eric Cameron	Private placement	Unrestricted	Section 4(2)
04/26/23	New Issuance	2,666,579	Common	$0.02	No	Roger Hanson	Conversion	Unrestricted	Section 4(2)
04/26/23	New Issuance	3,979,834	Common	$0.02	No	Cash J Viedt	Conversion	Unrestricted	Section 4(2)
04/26/23	New Issuance	23,700,000	Common	$0.02	No	Aaron Palmer	Conversion	Unrestricted	Section 4(2)
04/26/23	New Issuance	5,000,000	Common	$0.02	No	Brandon Milton	Conversion	Unrestricted	Section 4(2)
04/26/23	New Issuance	800,000	Common	$0.015	No	Brandon Milton	Conversion	Unrestricted	Section 4(2)

The accompanying notes are an integral part of these unaudited financial statements.

04/26/23	New Issuance	1,850,000	Common	$0.02	No	William Churney	Services	Unrestricted	Section 4(2)
04/26/23	New Issuance	1,800,000	Common	$0.02	No	William Churney	Services	Unrestricted	Section 4(2)
04/26/23	New Issuance	500,000	Common	$0.02	No	RosaBlanco Abardo	Services	Unrestricted	Section 4(2)

Shares Outstanding on Date of This Report:

Ending Balance

Ending Balance:

Date 09/30/23   Common: 1,283,196,675

Preferred: 0

Example: A company with a fiscal year end of December 31st 2023, in addressing this item for its Annual Report, would include any events that resulted in changes to any class of its outstanding shares from the period beginning on January 1, 2022 through December 31, 2023 pursuant to the tabular format above.

Control persons for any entities in the table above must be disclosed in the table or in a footnote here.

Use the space below to provide any additional details, including footnotes to the table above:

As of the date of this filing 7,041,092 shares certificates have been issued since 31 December 2023 by the Company with shares in transit. 1,367,969 to Roger Hanson, 1,367,969 to Paul Neff, 219,800 to Ryan Savage and 437,412 to Stewart Goldstein, 597,942 to Gregg Perrigoue, 950,000 to Brandon Milton, 900,000 to William Churney, 1,200,000 to RosaBlanca Abardo. Total Issued and Outstanding as of this filing is 1,290,237,767 shares.

B. Promissory and Convertible Notes

Indicate by check mark whether there are any outstanding promissory, convertible notes, convertible debentures, or any other debt instruments that may be converted into a class of the issuer's equity securities:

No: ☐   Yes: ☐   (If yes, you must complete the table below)

Date of Note Issuance	Outstanding Balance ($)	Principal Amount at Issuance ($)	Interest Accrued ($)	Maturity Date	Conversion Terms (e.g. pricing mechanism for determining conversion of instrument to shares)	Name of Noteholder. *** You must disclose the control person(s) for any entities listed.	Reason for Issuance (e.g. Loan, Services, etc.)
1/31/19	130,698.30	$0.00	$23,292.89	12/15/25	Variable Conversion and Pricing to Market	Zachary Lark	Loan from Control Person
4/24/19	210,000	210,000	0.00	5/31/22	Variable Conversion and Pricing to Market	Thuyen May Man-Chris Phan and Paul Hoang have voting / investment control	Deferred Rent, Outside Investor
3/30/22	11,636.92	$10,000	$1,636.92	3/25/24	Variable Conversion and Pricing to Market	Brendan McKenna	Loan from Control Person
5/18/23	10,000	$10,000	$0.00	5/18/24	Variable Conversion and Pricing to Market	Paul M. Donion, LLC – Paul Donion has voting & Investment control	Loan

The accompanying notes are an integral part of these unaudited financial statements.

| 8/01/23 | 28,192.83 | $27,100 | $1,092.83 | 7/31/26 | Variable Conversion and Pricing to Market | Jennifer Beaver | Loan |

Control persons for any entities in the table above must be disclosed in the table or in a footnote here.

Use the space below to provide any additional details, including footnotes to the table above:

_____

4)   Issuer's Business, Products and Services

The purpose of this section is to provide a clear description of the issuer's current operations.
Ensure that these descriptions are updated on the Company's Profile on www.OTCMarkets.com.

A. Summarize the issuer's business operations (If the issuer does not have current operations, state "no operations")

The Company's focus is consumer based natural botanicals that elevate life's experiences. The flagship brand, Suncliff, is a leader in the sleep and wellness space and has successfully leveraged our innovations to establish multiple strategic partnerships. The Company is becoming one of the dominate brands on social media taking advantage of these platforms ability to promote direct consumer relationships. The platforms facilitate the Company to bring its' products and services directly to the purchasing consumer edifying brand message and maximizing sales profitability. Suncliff continues it's historic focus on developing new innovations for broader applications of cannabis and hemp-derived products. Suncliff is expanding rapidly into new jurisdictions and industries throughout the United States, Canada, and Europe. The Company is actively manufacturing products, with sales and distribution in sleep & wellness.

B. List any subsidiaries, parent company, or affiliated companies.

In May 2018, The Company approved a full stock swap merger acquisition of AGHWA, LLC, (Now Roilty, Inc.). On May 2, 2018, the Company completed a preliminary Asset Purchase Agreement (AGHWA APA) with AGHWA, LLC. to acquire certain assets, brands, other intellectual I.P., equipment, real estate contracts and technology for service to legal licensed Cannabis operators within the state of Washington. AGHWA, now Roilty, currently licenses its CBD and terpene related IP to the Company. At the Annual Shareholder's meeting held in June 12, 2023, the Shareholders re-approved the full stock swap merger acquisition of Roilty, Inc {f/k/a AGHWA, LLC}

C. Describe the issuers' principal products or services.

The Company's primary products are related to the Suncliff® family of experience products. Suncliff® is a premium lifestyle and experience brand focused on developing innovative products utilizing natural botanicals as well as hemp derived compounds. Suncliff® is a beautifully developed flagship brand, which has been featured in social media with millions of views and has quickly become the go to brand for innovation and customer education.
In markets where legal cannabis is allowed Suncliff has licensed its brands, formulas and Standard Operating Procedures ("SOPs"). Licensing in regulated markets continues to be one of the most tightly regulated sectors in the United States. Authorized Licensing agreements provide for the Company to act as a full-service resource for all non-cannabis ingredients, supplies or materials.

5)   Issuer's Facilities

The accompanying notes are an integral part of these unaudited financial statements.

The goal of this section is to provide investors with a clear understanding of all assets, properties or facilities owned, used or leased by the issuer and the extent in which the facilities are utilized.

In responding to this item, please clearly describe the assets, properties or facilities of the issuer. Describe the location of office space, data centers, principal plants, and other property of the issuer and describe the condition of the properties. Specify if the assets, properties, or facilities are owned or leased and the terms of their leases. If the issuer does not have complete ownership or control of the property, describe the limitations on the ownership.

Since June 1, 2018 through the date of this filing, our corporate offices have been located at 711 Court A, Suite #204, Tacoma, WA 98402 and are provided to us by Schmidtke & Associates at $1,200.00 cost to us.

Since January 1, 2018, through the date of this filing, the Company has leased commercial agriculture land and facilities at cost $6,000 per month through 1/31/2019 and reducing to $5,833.00 beginning 2/1/19.

Since March 1, 2022 through the date of this filing, the Company leases 625 sf of flex warehouse space at 4786 1st Ave. S. in Seattle, WA. at a cost to us of $2,000/mo.

6)   All Officers, Directors, and Control Persons of the Company

Using the table below, please provide information, as of the period end date of this report, regarding all officers and directors of the company, or any person that performs a similar function, regardless of the number of shares they own.

In addition, list all individuals or entities controlling 5% or more of any class of the issuer's securities. If any insiders listed are corporate shareholders or entities, provide the name and address of the person(s) beneficially owning or controlling such corporate shareholders, or the name and contact information (City, State) of an individual representing the corporation or entity. Include Company Insiders who own any outstanding units or shares of any class of any equity security of the issuer.

The goal of this section is to provide investors with a clear understanding of the identity of all the persons or entities that are involved in managing, controlling or advising the operations, business development and disclosure of the issuer, as well as the identity of any significant or beneficial owners.

Names of All Officers, Directors, and Control Persons	Affiliation with Company (e.g. Officer Title /Director/Owner of 5% or more)	Residential Address (City / State Only)	Number of shares owned	Share type/class	Ownership Percentage of Class Outstanding	Names of control person(s) if a corporate entity
Jake George	CEO	Issaquah, WA	0	Common	N/A	N/A
Zachary Lark	CFO	Mercer Island, WA	0	Common	N/A	N/A
Douglas Mac Donald	Chairman of the Board	St. Albert, AB	9,050,000	Common	0.71%	N/A
Raonall Smith	Director	Gig Harbor, WA	0	Common	N/A	N/A

The accompanying notes are an integral part of these unaudited financial statements.

Brendan McKenna	Director	Bothell, WA	0	Common	N/A	N/A
AGHWA, LLC.	Zachary Lark, Officer&Director	Mercer Island, WA.	250,000,000	Common	19.48%	N/A
Myles Mac Donald	Control Person	St. Albert, AB	129,131,190	Common	10.06%	Son of Douglas Mac Donald.

Confirm that the information in this table matches your public company profile on www.OTCMarkets.com. If any updates are needed to your public company profile, log in to www.OTCIQ.com to update your company profile.

7) Legal/Disciplinary History

A. Identify and provide a brief explanation as to whether any of the persons or entities listed above in Section 6 have, in the past 10 years:

1. Been the subject of an indictment or conviction in a criminal proceeding or plea agreement or named as a defendant in a pending criminal proceeding (excluding minor traffic violations);

NA

2. Been the subject of the entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person's involvement in any type of business, securities, commodities, financial- or investment-related, insurance or banking activities;

NA

3. Been the subject of a finding, disciplinary order or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, a state securities regulator of a violation of federal or state securities or commodities law, or a foreign regulatory body or court, which finding or judgment has not been reversed, suspended, or vacated;

NA

4. Named as a defendant or a respondent in a regulatory complaint or proceeding that could result in a "yes" answer to part 3 above; or

NA

5. Been the subject of an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limited such person's involvement in any type of business or securities activities.

NA

The accompanying notes are an integral part of these unaudited financial statements.

6. Been the subject of a U.S Postal Service false representation order, or a temporary restraining order, or preliminary injunction with respect to conduct alleged to have violated the false representation statute that applies to U.S mail.

NA

B. Describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the issuer or any of its subsidiaries is a party to or of which any of their property is the subject. Include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought. Include similar information as to any such proceedings known to be contemplated by governmental authorities.

Alberta and British Columbia Securities Cease Trading Orders. The Company is subject to Orders entered by the securities regulatory authorities for the Canadian provinces of Alberta and British Columbia. Each of the Orders was entered after the Company filed a Form 15G with the United States Securities and Exchange Commission terminating its obligation to file periodic reports with the SEC. Thereafter the provinces entered the Orders on the basis that current public information was no longer available for the Company

8) Third Party Service Providers

Provide the name, address, telephone number and email address of each of the following outside providers. You may add additional space as needed.
Confirm that the information in this table matches your public company profile on www.OTCMarkets.com.
If any updates are needed to your public company profile, update your company profile.
Securities Counsel (must include Counsel preparing Attorney Letters).

Name: Jack Orr, Attorney at Law
Firm:
Address 1:   2610 Adler St.
Address 2:   Tacoma, WA 98407
Phone: (253) 756-9795
Email:

Accountant or Auditor

Name: Rich Schmidtke
Firm: Schmidtke & Associates, PLLC
Address 1:   711 Court A, Ste. 204
Address 2:   Tacoma, WA 98402
Phone: (253) 272-8542
Email: _____

Name: Ben Borgers
Firm: BF Borgers CPA PC
Address 1:   5400 W. Cedar Ave.
Address 2:   Lakewood, CO 80226
Phone: (303) 953-1454
Email: _____

Investor Relations

Name: _____
Firm: _____

The accompanying notes are an integral part of these unaudited financial statements.

Address 1: ______
Address 2: ______
Phone: ______
Email: ______

All other means of Investor Communication:

Twitter: @SuncliffInc
Discord: ______
LinkedIn ______
Facebook: ______
[Other] ______

Other Service Providers
Provide the name of any other service provider(s) that **that assisted, advised, prepared, or provided information with respect to this disclosure statement**. This includes counsel, broker-dealer(s), advisor(s), consultant(s) or any entity/individual that provided assistance or services to the issuer during the reporting period.

Name: Erik S. Nelson
Firm: Coral Capital Advisors, LLC
Nature of Services: Advisory Services
Address 1: 2030 Powers Ferry Rd. SE, Suite 212
Address 2: Atlanta, GA 30339
Phone: (404) 816-9220
Email: esn@coralcapital.com

Name: David Natan
Firm: Natan & Associates, LLC
Nature of Services: Outsourced CFO Services
Address 1: 6720 NW 74th Court
Address 2: Parkland, Florida 33067
Phone: (786) 412-6085
Email: dn474747@aol.com

9) Disclosure & Financial Information

A. This Disclosure Statement was prepared by (name of individual):

Name: **Zachary Lark**
Title: **CFO**
Relationship to Issuer: **Employee**

B. The following financial statements were prepared in accordance with:

☐ IFRS
X U.S. GAAP

C. The following financial statements were prepared by (name of individual):

Name: **David Natan**

The accompanying notes are an integral part of these unaudited financial statements.

Title: **CFO Advisor**
Relationship to Issuer: **Independent CFO Consultant**
Describe the qualifications of the person or persons who prepared the financial statements:[5] **CFO for five different public companies**

Provide the following qualifying financial statements:

- Audit letter, if audited;
- Balance Sheet;
- Statement of Income;
- Statement of Cash Flows;
- Statement of Retained Earnings (Statement of Changes in Stockholders' Equity)
- Financial Notes

Financial Statement Requirements:

- Financial statements must be published together with this disclosure statement as one document.
- Financial statements must be "machine readable". Do not publish images/scans of financial statements.
- Financial statements must be presented with comparative financials against the prior FYE or period, as applicable.
- Financial statements must be prepared in accordance with U.S. GAAP or International Financial Reporting Standards (IFRS) but are not required to be audited.

[5] The financial statements requested pursuant to this item must be prepared in accordance with US GAAP or IFRS and by persons with sufficient financial skills.

The accompanying notes are an integral part of these unaudited financial statements.

16

SUNCLIFF, INC.
(UNAUDITED) BALANCE SHEETS

	December 31, 2023		December 31, 2022	
ASSETS				
Current assets				
Cash and cash equivalents	$	58,486	$	40,468
Accounts receivable, net		3,544		759,676
Notes receivable		416,715		616,817
Accounts receivable -other		39,807		39,807
Total current Assets		518,552		1,456,768
Other assets		14,924		-
Notes receivable-long term		271,463		-
Fixed assets, net		67,756		57,665
Total Assets	$	872,696	$	1,514,433
LIABILITIES & STOCKHOLDERS' EQUITY				
Current liabilities				
Accrued payable and accrued liabilities	$	279,412	$	232,964
Accounts payable -related parties		19,431		58,401
Total current liabilities		298,843		291,365
Notes payable		120,551		-
Convertible notes payable		259,830		210,000
Convertible notes payable - related parties		130,698		185,796
Total liabilities		809,923		687,162
Stockholders' Equity:				
Common stock, no par value, 10,000,000,000 shares authorized, 1,290,237,767 and 1,273,246,675 shares issued and outstanding as of December 31, 2023 and December 31, 2022		-		-
Additional paid in capital		15,252,834		14,997,884
Accumulated deficit		(15,190,061)		(14,170,612)
Total stockholders' equity		62,773		827,272
Total Liabilities and Equity	$	872,696	$	1,514,434

The accompanying notes are an integral part of these unaudited financial statements.

SUNCLIFF, INC.
(UNAUDITED) STATEMENT OF OPERATIONS

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue	$ 514,369	$ 451,298
Cost of sales	63,951	171,195
Gross margin	450,417	280,103
Operating Expenses:		
General and administrative expense	800,223	426,508
Bad debt expense	473,187	-
Total operating expenses	1,273,410	426,508
(Loss) from operations	(822,993)	(146,405)
Other income (expense)		
Loss on note conversion	(153,930)	(94,431)
Interest expense-net	(42,526)	(41,974)
Other (expense),net	(196,456)	(136,406)
Net (loss)	$ (1,019,449)	$ (282,810)
Basic and diluted earnings(loss) per common share	$ (0.00)	$ (0.00)
Weighted average number of shares outstanding	1,287,187,767	1,273,246,675

The accompanying notes are an integral part of these unaudited financial statements.

SUNCLIFF, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Paid in	Accumulated	Total Stockholders'
	Shares	Value	Capital	Deficit	Deficit
Balance, December 31, 2021	1,199,030,522	$ -	$ 13,904,854	$ (13,887,802)	$ 17,052
Conversion of convertible notes to common stock	69,716,153		1,055,030		1,055,030
Private placement of common shares	4,500,000		38,000		38,000
Net loss				(282,810)	(282,810)
Balance, December 31, 2022	1,273,246,675	$ -	$ 14,997,884	$ (14,170,612)	$ 827,272

	Common Stock		Paid in	Accumulated	Total Stockholders'
	Shares	Value	Capital	Deficit	Deficit
Balance, December 31, 2022	1,273,246,675	$ -	$ 14,997,884	$ (14,170,612)	$ 827,271
Conversion of convertible notes to common stock	9,791,092		153,930		153,930
Common stock issued for services	7,200,000		101,020		101,020
Net loss				(1,019,449)	(1,019,449)
Balance, December 31, 2023	1,290,237,767	$ -	$ 15,252,834	$ (15,190,061)	$ 62,773

The accompanying notes are an integral part of these unaudited financial statements.

SUNCLIFF, INC.
(UNAUDITED) STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash Flows From Operating Activities:		
Net (loss)	$ (1,019,449)	$ (282,810)
Depreciation	46,700	11,027
Stock based compensation	101,020	-
Bad debt expense	473,187	
Loss on note conversion	153,930	94,431
Changes in assets and liabilities		
Accounts receivable	282,945	(189,647)
Notes receivable	(71,362)	55,000
Other assets	(14,924)	
Accounts receivable - other	-	(42,707)
Accounts payable and accrued liabilities	7,478	142,236
Net cash (used in) operating activities	(40,475)	(212,469)
Cash Flows from Investing Activities		
Purchase of fixed assets	(56,791)	(5,185)
Net cash (used in) investing activities	(56,791)	(5,185)
Cash Flows From Financing Activities:		
Proceeds from notes payable, net	120,551	-
Proceeds from private placements	-	38,000
Proceeds (payments of) from convertible notes	(5,268)	220,122
Net cash provided by financing activities	115,283	258,122
Net Increase In Cash	$ 18,018	$ 40,468
Cash At The Beginning Of The Period	40,468	-
Cash At The End Of The Period	$ 58,486	$ 40,468

Suncliff, Inc.
Notes to Unaudited Financial Statements
For the Year Ended December 31, 2023 and 2022

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Suncliff, Inc. f/k/a Greenlink International Inc. (the "Company") was incorporated on July 21, 1998 under the laws of the State of Colorado as Newslink Networks TDS, Inc. On April 23, 1999, the Company changed its name to Westsphere Asset Corporation, Inc. On April 2, 2010, the Corporation changed its name to E-Debit Global Corporation. On July 25, 2018, the Company changed its name to Greenlink International Inc.

In March 2017 the Company shifted focus towards providing services and real estate to the licensed U.S. Cannabis sector. In 2018 the Company completed a comprehensive asset purchase acquiring the cannabis and THC related intellectual property, licensing agreements, real estate leases and land purchase rights of AGHWA, LLC. The result of this transaction allowed the company to establish a direct connection to the legal cannabis/hemp market in the United States.

The activities of the Company continue to be focused on developing new innovations for broader applications of cannabis and hemp derived products, building brands, and expanding our business model to build a dynamic opportunity in a tightly regulated industry. The Company is expanding rapidly into other jurisdictions and industries throughout the United States, Canada, and Europe. The Company is actively releasing products and other innovations in sleep & wellness during 2023.

The Company's accounting year end is December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with GAAP. This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses or recognized when incurred. The financial statements include the accounts of the Company.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the date of these financial statements. On a consolidated basis, the Company has incurred significant operating losses since inception. As of December 31, 2023, the Company had an accumulated deficit of $15,190,061.

Because the Company does not expect that existing operational cash flow will be sufficient to fund presently anticipated operations, this raises substantial doubt about the Company's ability to continue as a going concern. Therefore, the Company will need to raise additional funds and is currently exploring alternative sources of financing. Historically, the Company has raised capital through private placements, as an interim measure to finance working capital needs and may continue to raise additional capital through the sale of common stock or other securities and obtaining some short-term loans. The Company will be required to continue to so until its consolidated operations become profitable. Also, the Company has, in the past, paid for consulting services with its common stock to maximize working capital, and intends to continue this practice where feasible.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to revenue recognition, valuation of accounts receivable and the allowance for doubtful accounts, , purchase price allocation of acquired businesses, long-lived assets and goodwill, valuation of financial instruments, income taxes, and contingencies. The Company bases its estimates on historical experience, known or expected trends and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Goodwill

Goodwill and indefinite-lived assets are not amortized but are subject to annual impairment testing unless circumstances dictate more frequent assessments. We perform an annual impairment assessment for goodwill and indefinite-lived assets during the fourth quarter of each year and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than the carrying amount. Goodwill impairment testing is a two-step process performed at the reporting unit level. Step one compares the fair value of the reporting unit to its carrying amount. The fair value of the reporting unit is determined by considering both the income approach and market approaches. The fair values calculated under the income approach and market approaches are weighted based on circumstances surrounding the reporting unit. Under the income approach, we determine fair value based on estimated future cash flows of the reporting unit, which are discounted to the present value using discount factors that consider the timing and risk of cash flows. For the discount rate, we rely on the capital asset pricing model approach, which includes an assessment of the risk-free interest rate, the rate of return from publicly traded stocks, our risk relative to the overall market, our size and industry and other Company-specific risks.

Other significant assumptions used in the income approach include the terminal value, growth rates, future capital expenditures and changes in future working capital requirements. The market approaches use key multiples from guideline businesses that are comparable and are traded on a public market. If the fair value of the reporting unit is greater than its carrying amount, there is no impairment. If the reporting unit's carrying amount exceeds its fair value, then the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit as calculated in step one. In this step, the fair value of the reporting unit is allocated to all of the reporting unit's assets and liabilities in a hypothetical purchase price allocation as if the reporting unit had been acquired on that date. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized in an amount equal to the excess.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at the net value of face amount less any allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in our existing accounts receivable. The Company reviews the allowance for doubtful accounts on a regular basis, and all past due balances are reviewed individually for collectability. Account balances are charged against the allowance when placed for collection. Recoveries of receivables previously written off are recorded when received. Interest is not charged on past due accounts.

As of December 31, 2023 and December 31, 2022, our trade receivables, net of allowance for doubtful accounts amounted to $3,544 and $759,676, respectively. During the year ended December 31, 2023 the Company recorded an allowance for doubtful accounts of $473,187 and recorded bad debt expense of the same amount on its Statement of Operations.

Revenue Recognition

Sales, as presented in the Company's consolidated statement of earnings, are comprised of software and payment systems to state-approved cannabis cultivators and dispensary facilities.

On January 1, 2018, the Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"), using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company's historic accounting under ASC 605. As of and for the periods ended December 31, 2023 and December 31, 2022, respectively, the consolidated financial statements were not materially impacted as a result of the application of Topic 606 compared to Topic 605.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. On December 31, 2023 and December 31, 2022, the Company cash equivalents totaled $58,486 and $40,468 respectively.

Property and equipment

Property and equipment are stated at cost or fair value. Depreciation is computed by the straight-line method and is charged to operations over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. The carrying amount and accumulated depreciation of assets sold or retired are removed from the accounts in the year of disposal and any resulting gain or loss is included in results of operations. The estimated useful lives of property and equipment are as follows:

Computers, software, and office equipment	1 – 6 years
Machinery and equipment	3 – 5 years
Leasehold improvements	Lesser of lease term o estimated useful life

Income taxes

The Company accounts for income taxes under FASB ASC 740, "Accounting for Income Taxes". Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company assesses the validity of its conclusions regarding uncertain tax positions on a quarterly basis to determine if facts or circumstances have arisen that might cause it to change its judgment regarding the likelihood of a tax position's sustainability under audit.

Stock-based Compensation

The Company accounts for stock-based compensation using the fair value method following the guidance set forth in Section 718-10 of the FASB Accounting Standards Codification for disclosure about Stock-Based Compensation. This section requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award-the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

Leases

The Company currently follows the guidance in ASC 840 "Leases," which requires us to evaluate the lease agreements the Company enters into to determine whether they represent operating or capital leases at the inception of the lease.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes a new lease accounting model for lessees. The updated guidance requires an entity to recognize assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. The amended guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. In March 2019, the FASB issued ASU 2019-01, Codification Improvements, which clarifies certain aspects of the new lease standard. The FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases in July 2018. Also in 2018, the FASB issued ASU 2018-11, Leases (Topic 842) Targeted Improvements, which provides an optional transition method whereby the new lease standard is applied at the adoption date and recognized as an adjustment to retained earnings. The amendments have the same effective date and transition requirements as the new lease standard On November 15, 2019, the FASB has issued ASU 2019-10, which amends the effective dates for three major accounting standards. The ASU defers the effective dates for the credit losses, derivatives, and leases standards for certain companies. Since the Company is classified as a small reporting company and has a calendar-year end companies the Company eligible for deferring the adoption of ASC 842 to December 15, 2022.

ASC 842 will be effective for the Company beginning on December 15, 2022. While we continue to evaluate the impact of the new standard, we expect the adoption of this guidance will not have any impact on our financial statements.

Net Loss per Share

Net loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, "Earnings per Share." Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes a new lease accounting model for lessees. The updated guidance requires an entity to recognize assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. The amended guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. In March 2019, the FASB issued ASU 2019-01, Codification Improvements, which clarifies certain aspects of the new lease standard. The FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases in July 2018. Also in 2018, the FASB issued ASU 2018-11, Leases (Topic 842) Targeted Improvements, which provides an optional transition method whereby the new lease standard is applied at the adoption date and recognized as an adjustment to retained earnings. The amendments have the same effective date and transition requirements as the new lease standard. On November 15, 2019, the FASB has issued ASU 2019-10, which amends the effective dates for three major accounting standards. The ASU defers the effective dates for the credit losses, derivatives, and leases standards for certain companies. Since the Company is classified as a small reporting company and has a calendar-year end companies the Company eligible for deferring the adoption of ASC 842 to December 15, 2022.

While we continue to evaluate the impact of the new standard, we expect the adoption of this guidance will have not have any impact on our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company's property and equipment on December 31, 2023 and December 31, 2022 amounted to $67,756 and $57,665, respectively.

NOTE 4 – ACCOUNTS PAYABLE -RELATED PARTIES

As of December 31, 2023 and December 31, 2022, the Company had accounts payable due to a related party of $19,431 and $58,401, respectively.

NOTE 5 – CONVERTIBLE NOTES

As of December 31, 2023 the Company had five (5) convertible notes outstanding amounting to $248,192.83 payable to a third parties, and $142,335.22 payable to two related parties.

Summary of Outstanding Notes

Holder One, a related party holds a December 18, 2018 convertible note that was restated December 2021 to extend through December 31, 2025. The rate of interest on this note is six (6%) per annum The term on this note was mutually extended, expiring on 12/15/2025. The note originated as advances made to the Company. Pursuant to the terms of this note payable, the conversion price is $0.015 per share. As of December 31, 2023, the outstanding balance of Holder One's note was $130,698.30 with accrued interest of $23,292.89.

Holder Two, holds an April 25, 2019 convertible rent note with an original principal amount of $210,000 for three (3yrs) annual rent. The term on this note is three (3) years and concluded December 2022. The note carries no interest. The rate of conversion on this convertible rent note was $0.02551 per share based on the average closing price between May 1, 2022 and May 31, 2022. As of December 31, 2023 the outstanding balance of Holder Two's note was $210,000 with accrued interest of zero ($0) dollars.

Holder Three, holds a May 18, 2023 convertible note with an original principal amount of $10,000. The rate of interest on this note is ten (10%) per annum The term on this note is one (1) year, expiring on May 18, 2024. Pursuant to the terms of this convertible note payable, the interest will be due after one year if not converted earlier. The conversion price is $0.015 per share. As of December 31, 2023, the outstanding balance of Holder Five's note was $10,000 with zero ($0.00) accrued interest.

Holder Four holds a August 1, 2023 convertible note with an original principal price of $27,100. The rate of interest on this note is six (6%) per annum The term on this note is three (3) years, expiring on July 31, 2026. Pursuant to the terms of this convertible note payable, the conversion price is $0.02 per share. As of December 31, 2023, the outstanding balance of Holder Three's note was $28,192.83 with accrued interest and fees of $1,092.83.

Holder Five, a related party holds a March 30, 2022 convertible note with an original principal price of $10,000. The rate of interest on this note is ten (10%) per annum The term on this note is two (2) years, expiring on March 25, 2024. The Note was extended an additional 12 months to march 31, 2025. Pursuant to the terms of this convertible note payable, the conversion price is $0.015 per share. As of December 31, 2023, the outstanding balance of Holder Three's note was $11,636.92 with accrued interest and fees of $1,636.92.

NOTE 6 – NOTES PAYABLE

As of December 31, 2023 the company had four (4) notes outstanding amounting to $120,551 comprised as follows:

Holder One, holds a September 15, 2023 short term note. The principal loaned was $25,000 and rate of interest on this note is twenty (20%) per annum. The term on this note was 60 days, expiring on 11/15/2024. The Note and accrued interest were paid as agreed. As of December 31, 2023, the outstanding balance of Holder One's note was $416.67 with accrued interest of $416.67.

Holder Two, holds a January 1, 2023 note. The principal loaned was $50,000 with an origination fee of $3500 and rate of interest on this note is twelve (12%) percent per annum. The term on this note was 90 days, expiring on 03/31/23. The Note was extended with an adjustment to the interest rate up to eighteen (18%) percent per annum. The Note and accrued interest are in good standing. As of December 31, 2023, the outstanding balance of Holder Two's note was $57,634.70 with accrued fees and interest of $7,634.70.

Holder Three, holds a September 15, 2023 note. The principal loaned was $25,000. The agreed interest on this note is twenty-five (25%) percent flat for the loan period. The term on this note was 90 days, expiring on 12/15/23. The Note was extended through April 12, 2024. The Note and accrued interest are in good standing. As of December 31, 2023, the outstanding balance $31,250 with $6,250 in accrued interest.

Holder Four, holds a September 15, 2023 note. The principal loaned was $25,000. The agreed interest on this note is twenty-five (25%) percent flat for the loan period. The term on this note was 90 days, expiring on 12/15/23. The Note was extended through June 30, 2024. The Note and accrued interest are in good standing. As of December 31, 2023, the outstanding balance $31,250 with $6,250 in accrued interest.

NOTE 7 – STOCKHOLDERS EQUITY

Common Stock

The Company has authorized 10,000,000,000 shares of $0.000 (no) par value Common Stock authorized. On December 31, 2023, and December 31, 2022, there were 1,283,196,675 and 1,273,246,675 shares of Common Stock issued and outstanding, respectively.

Preferred Stock

The Company is presently authorized to issue Two Hundred Million (200,000,000) shares of its no par value Preferred Stock. A total of zero (0) shares of Preferred Stock are issued and outstanding as of December 31, 2023.

The designations, preferences, limitations, and relative rights of the Preferred Shares are:

(a) Any dividends declared by the Board of Directors, in the form of stock, cash or otherwise, shall be distributed to the Corporation's shareholders as follows: (a) seventy-five percent (75%) of such dividend shall be distributed to the holders of the Preferred Shares on a pro rata basis; and (b) the remaining twenty-five (25%) shall be distributed to the holders of the Preferred Shares and the Common Shares, on a pro rata basis, with one share of Preferred Stock and one share of Common Stock being treated equally.

(b) In the case of a sale of any of the Corporation's business operations or in the event of a wind up or a liquidation of the Corporation's assets, the remaining cash to be distributed to the shareholders shall be distributed on the same basis as described in paragraph (a) above.

(c) The issued Preferred Shares shall be eligible to vote at all shareholder meetings with the same ranking and affect as the Common Shares of the company, but the holders of the Preferred Shares grant an irrevocable proxy to the Corporation's Board of Directors to vote the Preferred Shares at any duly called Shareholder meeting, and the Board of Directors will determine the amount of proceeds to be distributed from the sale of any of the Company's assets and will determine whether any dividend will be issued by the Corporation. The Board of Directors will determine the date that such dividend will be paid.

(d) Unissued Shares of Preferred Stock may be divided into such additional series as may be established, from time to time, by the Board of Directors. The Board of Directors, from time to time, may fix and determine the designation and number of shares of any series and the relative rights and preferences of the shares of any series so established as to distinguish the shares thereof from the shares of all other series. The Board of Directors is also authorized, within limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any such series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares that series.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2023 and December 31, 2022 , the Company had three locations. The Company leases these spaces based upon the following schedules:

➢ Since June 1, 2018 through the date of this filing, our corporate offices have been located at 711 Court A, Suite #204, Tacoma, WA 98402 and are provided to us by Schmidtke & Associates at $1,200.00 cost to us.

➢ Since January 1, 2018, through the date of this filing, the Company has leased commercial agriculture land and facilities at cost $6,000 per month through 1/31/2019 and reducing to $5,833.00 beginning 2/1/19.

➢ From March 1, 2021 through the March 31, 2022, the Company Leased Retail space at 3801 South Puget Sound Avenue at a cost to us of $3,500

➢ Since March 1, 2022 through the date of this filing, the Company Leases 625 sf of Flex warehouse space at 4786 1ˢᵗ Ave. S. in Seattle, WA. at a cost to us of $2,000/mo.

NOTE 9 - LITIGATION

Fred Sebastian and Duke Capital, S.A. v. Greenlink Int'l, et al US District for Colorado - Case No: 1:20-cv-1788. The Company was named as a defendant in a lawsuit filed in U.S. District Court for the District of Colorado by two former shareholders of the company, Fred Sebastian and Duke Capital, S.A. On June 17, 2020 the two former shareholders filed a lawsuit in US District for Colorado - Case No: 1:20-cv-1788 naming the Company and Directors George and Mac Donald as defendants. The Company aggressively defended the lawsuit and on October 29, 2021 Defendants' Motion to Dismiss was granted as to all claims against Defendants George and Mac Donald, and as to all claims except a single conversion claim against the Company. On November 12, 2021 Defendants George and Mac Donald filed a Motion for Attorneys' Fees and Costs and on June 14, 2022 the Court granted their motion and awarded attorneys' fees and costs of $39,807.31.

On September 15, 2022 the Company prevailed on its motion for summary judgment which dismissed the remaining conversion claim in its favor. Plaintiffs appealed certain aspects of the Court's orders on the attorneys' fees and the summary judgment motion. The parties settled the appeal and all underlying claims during a mediation before the 10th Circuit Court of Appeals. On August 24, 2023, the Tenth Circuit entered an Order dismissing the plaintiffs' appeal, which left the lower court's order dismissing all of Plaintiffs' claims against the Company in place, effectively resolving the case completely and finally in the Company's favor.

Alberta and British Columbia Securities Cease Trading Orders. The Company is subject to Orders entered by the securities regulatory authorities for the Canadian provinces of Alberta and British Columbia. Each of the Orders was entered after the Company filed a Form 15G with the United States Securities and Exchange Commission terminating its obligation to file periodic reports with the SEC. Thereafter the provinces entered the Orders on the basis that current public information was no longer available for the Company.

10) Issuer Certification

Principal Executive Officer:

The issuer shall include certifications by the chief executive officer and chief financial officer of the issuer (or any other persons with different titles but having the same responsibilities) in each Quarterly Report or Annual Report.

The certifications shall follow the format below:

I, Jake George certify that:

1. I have reviewed this Disclosure Statement for Suncliff, Inc;

2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

4/11/2024 [Date]

DocuSigned by:
Jake George
2A82805F9427435... [CEO's Signature]
(Digital Signatures should appear as "/s/ [OFFICER NAME]")

Principal Financial Officer:

I, Zachary Lark certify that:

1. I have reviewed this Disclosure Statement for Suncliff, Inc;

2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

4/10/2024 [Date]

DocuSigned by:
Zachary Lark
86A04B9F69F5409... [CFO's Signature]
(Digital Signatures should appear as "/s/ [OFFICER NAME]")